

08028463

STATES
HANGE COMMISSION
, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: February 28, 2010	
Estimated average burden hours per response... 12.00	

A3 3/7

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC

SEC FILE NUMBER
8-51992

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 ENDING December 31, 2007

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Broadband Capital Management LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
MAR 2 1 2008
THOMSON FINANCIAL

712 Fifth Avenue
(No. and Street)

New York (City) N.Y. (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Rapoport 212-759-2020
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – if individual, state last, first, middle name)

10 Cutter Mill Road (Address) Great Neck (City) NY (State) 11021 (Zip Code)

CHECK ONE

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240.17a-5(e)(2).*

19
3/29

contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Michael Rapoport swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Broadband Capital Management LLC, as of

December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

Notary Public

Amy Galanti
Notary Public New York
No. 01GA6000994
Qualified in Nassau County
Commission Exp 12/29/08

This Report ** contains (check all applicable boxes):

- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss)
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BROADBAND CAPITAL MANAGEMENT LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2007

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Members
Broadband Capital Management LLC
New York, New York

We have audited the accompanying statement of financial condition of Broadband Capital Management LLC as of December 31, 2007, and the related statements of operations, changes in liabilities subordinated to the claims of general creditors, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. According, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Broadband Capital Management LLC at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York

February 27, 2008

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

BROADBAND CAPITAL MANAGEMENT LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 817,315
Cash, restricted	606,043
Securities owned, at market value	1,780,881
Securities owned, not readily marketable	37,450
Due from broker	1,672,523
Loan receivable, related party	110,243
Leasehold improvements, net of amortization of $11,449	93,216
Other assets	231,533
	$ 5,349,204

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Accrued expenses and other liabilities	$ 1,142,669
Members' equity	4,206,535
	$ 5,349,204

See notes to financial statements

BROADBAND CAPITAL MANAGEMENT LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

REVENUES	
Investment banking and fee income	$ 4,749,090
Trading	(1,003,946)
Commissions	5,438,782
Interest and other income	57,631
	9,241,557
EXPENSES	
Salaries and payroll costs	5,155,971
Occupancy	1,022,492
Communications	517,270
Clearing costs	239,269
Interest	145,236
Other expenses	2,704,477
	9,784,715
NET LOSS	$ (543,158)

See notes to financial statements

BROADBAND CAPITAL MANAGEMENT LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities	
Net loss	$ (543,158)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Amortization of leasehold improvements	9,524
(Increase) decrease in assets:	
Securities owned	1,571,994
Securities owned, restricted	385,310
Due from clearing broker	(1,389,099)
Other assets	(40,507)
Increase (decrease) in liabilities:	
Accrued expenses and other liabilities	668,435
Total adjustments	1,205,657
Net cash provided by operating activities	662,499
Cash flows from investing activities	
Cash payment for leasehold improvements	(58,650)
Net cash used in investing activities	(58,650)
Cash flows from financing activities	
Proceeds from subordinated loan	15,178,000
Payment of subordinated loan	(15,178,000)
Net cash provided by financing activities	-
NET CHANGE IN CASH AND CASH EQUIVALENTS	603,849
CASH AND CASH EQUIVALENTS - BEGINNING	213,466
CASH AND CASH EQUIVALENTS - END	$ 817,315

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ 145,236
Income taxes	$ -

See notes to financial statements

BROADBAND CAPITAL MANAGEMENT LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2007

Balance - beginning	$ 4,749,693
Net loss	(543,158)
Balance - end	$ 4,206,535

See notes to financial statements

BROADBAND CAPITAL MANAGEMENT LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO TO THE CLAIMS OF GENERAL CREDITORS YEAR ENDED DECEMBER 31, 2007

Balance - beginning	$ -
Increase:	
Secured demand collateral agreements	15,178,000
Decrease:	
Payment of secured demand collateral agreements	(15,178,000)
Balance - end	$ -

See notes to financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Broadband Capital Management LLC (the "Company") is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC) that clears its securities transactions on a fully disclosed basis with National Financial Services LLC. The Company primarily services retail accounts and earns fees from investment banking transactions.

Securities Transactions and Commissions

Securities transactions are recorded on a trade date basis. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Securities owned and securities sold, not yet purchased are recorded at current market value. Securities, not readily marketable are valued at current market value or at fair value as determined by management.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-acquisition and financial restructuring advisory services. Investment banking fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Income Taxes

The Company is organized as a limited liability company and is recognized as a partnership for income tax purposes. No provision has been made for federal and state income taxes, since these taxes are the personal responsibility of the members. The Company is subject to New York City unincorporated business taxes.

Loans Receivable, Related Party

Loans receivable, related party is due from the Company's majority owner for expenses paid on its behalf and advances and is due on demand without interest.

Significant Credit Risk and Estimates

The Company's clearing and execution agreement provides that its clearing firm National Financial Service's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, National Financial Service records customer transactions on a settlement date basis, which is generally three business days after the trade date. National Financial Service is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case National Financial Service may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by National Financial Service is charged back to the Company.

The Company, in conjunction with National Financial Service, controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. National Financial Service establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

The Company is located in New York City, New York and its customers are located throughout the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. SECURITIES OWNED

Securities owned, at market value consist of $667,261 invested in common stock and $1,113,620 invested in warrants.

Securities owned, not readily marketable are restricted and consist of $37,450 invested in common stock.

2. COMMITMENTS AND CONTINGENCIES

Lease

The Company leases office space in New York City and subleases its prior premises. During the year the Company received approximately $204,000 from this sublease. Net rent expense for the year ended December 31, 2007 was approximately $1,022,000.

Minimum future rental payments are approximately as follows:

2008	$ 1,242,000
2009	1,242,000
2010	896,000
2011	888,000
2012	934,000
2013 and there after	3,424.000
	$ 8,626,000

Letter of Credit/Restricted Cash

The Company was issued a letter of credit of approximately $606,000 for rent security deposit required for the office lease. The letter of credit is secured by a money market account, which is included in cash, restricted.

Cash, restricted also includes a security deposit of approximately $170,000 received from the tenant under the sub-lease.

Litigation

The Company is currently involved in a lawsuit and countersuit with another broker dealer relating to a service agreement between this other broker dealer and a managing member of the Company. The plaintiff in the lawsuit is claiming breach of contract by the Company and the Company is seeking to recover lost revenue. The potential impact of this litigation on the Company's financial condition cannot be determined at the present time.

The Company has also been named as a defendant in a number of actions relating to its activities as a broker-dealer including civil actions and arbitration. From time to time, the Company is also involved in proceedings and investigations by self-regulatory organizations. Although the ultimate outcome of these matters involving the Company cannot be predicted with certainty, management believes it has meritorious defenses to all such actions and intends to defend each of these actions vigorously. Although there can be no assurances that such matters will not have a material adverse effect on the results of operations or financial condition of the Company in any future period, depending in part on the results for such period, in the opinion of management of the Company the ultimate resolution of such actions against the Company will have no material adverse effect on the Company's financial condition.

3. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt for the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis with National Financial Service and promptly transmits all customer funds and securities to National Financial Service. National Financial Service carries all of the accounts of such customers and maintains and preserves such books and records.

4. SUBORDINATED BORROWINGS

The Company received subordinated loans secured by specified customers accounts. All loans received were repaid during the year.

5. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had net capital of $1,822,897, which was $1,722,897 in excess of its required net capital of $100,000. The Company had a percentage of aggregate indebtedness to net capital of 63% as of December 31, 2007.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2007

BROADBAND CAPITAL MANAGEMENT LLC **Schedule 1**

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

NET CAPITAL	
Total members' equity	$ 4,206,535
Deductions and/or charges:	
Non-allowable assets from statement of financial condition:	
Securities owned, restricted	37,450
Loan receivable, related party	110,243
Other assets	1,735,917
Other deductions and/or charges	126,914
	2,010,524
Net capital before undue concentration and haircuts on securities positions	2,196,011
Haircuts and undue concentration	373,114
NET CAPITAL	$ 1,822,897
AGGREGATE INDEBTEDNESS	
Accrued expenses and other liabilities	$ 1,142,669
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	63%
MINIMUM NET CAPITAL REQUIRED	$ 100,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$ 1,722,897

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There were no material differences between the computation of net capital above and the Company's computation included in Part II of Form X-17A-5, as of December 31, 2007.

See independent auditor's report

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g)(1) FOR A BROKER- DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
Broadband Capital Management LLC
New York, New York

In planning and performing our audit of the financial statements of Broadband Capital Management LLC (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatements of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.


Lilly + Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York

February 27, 2008

END